Invest in MF Fire

An app-driven, ultra-clean wood stove, engineered for the perfect burn.

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EDIT PROFILE

MF Fire is offering securities under Regulation CF through SI Portal, LLC ("SI Portal"). SI Portal is an affiliate of SeedInvest Technology, LLC, and a FINRA/SEC registered funding-portal. SI Portal does not provide investment advice related to issuers or their offerings, or an assessment of any characteristic of the issuer, its business plan, its management or risks associated with an investment. In addition, SI Portal will receive cash compensation equal to 5.00% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Before making an investment decision, investors should review all of the Company's offering materials and Form C

This profile and accompanying offering materials may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

The contents of this profile below are meant to be a summary of the information found in the company's Form C. Before making any investment decision investors should review the company Form C for a complete discerption of its business and offering information.

MIT award winning technology, MF Fire, is disrupting a $6 billion market and is labeled "a game changer" by Smithsonian Magazine.

Highlights

› Purchase Requests: $1,100,000

› Sales Pipeline: $3,000,000

› Product Reservations: +972% in Last 6 Months

› Emissions: 20x Improvement over EPA Standards

› Raise Description: US $1,000,000 Seed

› Minimum Investment: US $500 per investor

› Security Type: Convertible Note

› Valuation Cap: US $7,000,000

› Target Minimum Raise Amount: US $250,000

› Maximum Raise Amount: US $1,000,000

› Market Size: $6,000,000,000

Overview

MF Fire is a technology company built by fire scientists engineering the perfect burn. Our app-driven, ultra-clean wood stove is MIT-award winning technology innovating and changing a $6B market. Traditional wood stoves are dirty and inefficient. We re-imagined the wood stove as a clean energy source and created a smart stove that delivers the cleanest burn ever achieved: 20x cleaner than the new EPA regulations, 60x cleaner than the average stove, and producing less smoke than a single cigarette.

Our smart stove technology delivers a perfect burn every time. Users get 'push-button' simple, automated control via a Nest-like experience and smart app. Imagine remotely starting your fire on your last ski run, extending the burn time during a party or increasing the heat output to quickly break the chill. To complete the user experience, we add a 180° full fire viewing experience. You can control the burn at the touch of a button. Just set your room temperature and let the smart controller take over.

2014 MIT Clean Energy Prize, Grand Prize at the 2014 Wood Stove Design Challenge, Low Emissions Prize at the 2013 Wood Stove Design Challenge. Recently announced as the 2016 ICE Award recipient for Innovation. Featured in Smithsonian, National Geographic, Popular Mechanics, Fast Company, Wall Street Journal and the New York Times, among others.

Founded by two fire scientists with the strong combustion and engineering background necessary to maintain a technological advantage in this field. The founders recruited a CEO with 28 years of entrepreneurial and executive experience in bringing new technology solutions to market, culminating in several IPO and M&A events.

MF Fire has reached its current state of maturity with the assistance of three (3) non-dilutive funding events totaling $300,000 and one (1) non-dilutive investment of in kind services provided by the University of Maryland estimated at $100,000. The in kind services provided lab space and resources helpful in the commercialization of MF Fire technology. The total nondilutive investments have allowed the company to advance past initial research and development, through in home beta tests and prepare for a commercial market launch.

Website: http://mffire.com

Clean Energy | Hyattsville

Product & Service

The award-winning Catalyst™ is the world's first smart, ultra-clean wood stove. We built the Catalyst around state-of-the-art combustion techniques and using a revolutionary smart controller that lets you control the burn from your smartphone. Catalyst uses standard cord wood to inexpensively heat a space of more than 2,000 sq. ft. With a durable steel construction, a convenient ash pan, and a classic soapstone top, Catalyst easily replaces any existing free standing stove and many fireplace inserts.

Traditional wood stoves are dirty, inefficient, and can be difficult to operate. Other home heating systems, like fuel oil, propane or natural gas, are expensive, non-renewable, or both. Catalyst was designed by fire scientists to outperform all of these: providing the natural heat of inexpensive and renewable wood without emitting health-harming emissions. Best of all – the Catalyst is made and assembled in the U.S.A.

During third-party laboratory testing, the Catalyst achieved 0.2 grams per hour of particulate emissions. This is more than 20 times lower than new, more stringent, EPA emissions regulations and less than half the smoke produced by a single cigarette. These emissions were enough to win the Catalyst the Low Emissions Prize at the 2013 Wood Stove Design Challenge and the 2014 Grand Prize, besting its prior performance.

Efficiency is important. That is why we designed the Catalyst to take full advantage of all the energy wood fuel has to offer. The Catalyst uses intelligent controls and advanced heat recovery systems to efficiently burn all of the wood, thus creating an ultra-clean burn. The Catalyst's efficient combustion process releases 30% less CO_2 than a traditional wood stove.

The Catalyst makes use of a revolutionary intelligent control system to optimize combustion and improve user experience all controlled from your smart phone (or a provided remote controller). As a result, the Catalyst is easy to start, easy to maintain, and burns clean without user intervention. Most importantly, the same control system that helps you talk to your Catalyst, helps your Catalyst talk to you: providing real-time insight into your burn to help you live a sustainable and natural lifestyle.

Imagine remotely starting your fire on your last ski run, extending the burn time during a party or increasing the heat output to quickly break the chill. You can control the burn at the touch of a button. Just set your room temperature and let the smart controller take over.

The fireplace isn't about the fireplace, it's about the fire. The Catalyst was designed with this in mind. The full fire bay window allows you to see the entire flame with a 180 degree viewing angle while air-shield airflow minimizes soot accumulation on the window, so your view stays clean and crisp for as long as possible.

Gallery

FIRE
Room Temperature
71
Blower Speed

Catalyst and Controller. Ca ... mart controller do the rest.

Media Mentions



Smithsonian Magazine | Fast Company | WSJ | The New York Times | Popular Mechanics | National Geographic

Builder | Early Investing | Scientific American | Alliance for Green Heat | The Daily Record | A. James Clark School of Engineering

Team Story

Fire has been the catalyst of human progress since Prometheus stole it from the gods.

In 2012, the wood energy industry had a problem with fire. The EPA had developed a new series of emission regulations that threatened to eliminate all but six wood stoves from the market. Yet, environmentalists in the industry knew that wood heat was something worth saving. It's renewable, it's local, and it harnesses an element at the center of the human story--fire.

Enter Taylor Myers and Ryan Fisher, Graduate student fire protection engineers. Taylor and Ryan were used to solving problems with fire. When they were approached by a professor working with the wood energy industry to develop a clean, efficient "next generation wood stove" that maximized the benefits of a roaring fire while minimizing the costs, they accepted the challenge.

At the 2013 Wood Stove Decathlon, Taylor and Ryan discovered that not only had they developed a clean and efficient wood stove, but they had developed the cleanest and most efficient wood stove ever tested. These student engineers used their ingenuity and love for problem solving to surpass every major manufacturer in the industry. The Catalyst stove not only solves the environmental problems of heating with wood, but also uses smart control technology to bring wood energy bursting into the 21st century.

Encouraged by the joint enthusiasm of environmentalists and techies alike, Taylor and Ryan knew they had to bring the Catalyst to market. They teamed up with 28-year business veteran Paul LaPorte to develop a commercial model of the stove and are taking pre-orders for the first run of units coming this summer.

The Catalyst is truly the beginning of a new era of wood energy. It's renewable, it's clean, and it's beautiful. It provides all the benefits of a roaring fire, without any of the environmental cost. Thanks to a little creative thinking, Taylor, Ryan, and Paul engineered a way to keep the wood energy industry alive--they engineered the perfect burn.

Founders



Taylor Myers
CTO, CO-FOUNDER

Taylor Myers is Chief Technical Officer and brings exceptional combustion expertise to MF Fire. The technological wonk of the team, Taylor co-led the development of the Catalyst, using his combustion expertise to maximize efficiency and minimize emissions. A Ph.D. candidate in Mechanical Engineering, Taylor has a Bachelors and Masters of Science in Fire Protection Engineering from the University of Maryland. Taylor was named a 2014 Maryland Innovator of the Year.



Ryan Fisher
COO, CO-FOUNDER

Ryan Fisher is Chief Operating Officer and brings real-world experience to the team as a risk-assessment fire protection engineer. Ryan used his engineering expertise to perfect the design of the Catalyst and ensure its market viability. He is excited to combine his passion for environmental technology with his entrepreneurial experience. Ryan has a Bachelors and Masters of Science in Fire Protection Engineering from the University of Maryland.



Paul Laporte
CEO

Paul LaPorte is Chief Executive Officer and brings 28 years of high growth technology leadership to MF Fire. Paul excels at establishing new firms as thought and market leaders. Paul founded and led several venture and angel backed startups, including Fusion Smartband, LoyaltyWorks, and RegistrationSite. Previously, he was COO at ClearPath Immigration, VP of Marketing at Evergreen Assurance and Global Manager for SaaS Solutions at Proofpoint. Paul received a B.S. in Engineering from MIT and a MBA from Georgetown.

Notable Advisors & Investors



TEDCO
Investor, Maryland's lead source for entrepreneurial business assistance and seed funding



Maryland Innovation Initiative
Investor, Foster the transition of promising university technologies to commercial market



Technology Commercialization Fund
Investor, Provides funds for critical product development to reach the commercial market



Jeffrey Lehrer
Advisor, DLA Piper managing partner and Co-Chair, Emerging Growth and Venture Capital



Satish Tamboli
Advisor, Venture Advisor at Mtech Ventures and the Technology Advancement Program.



Craig Dye
Advisor, Accomplished entrepreneur, executive, investor, and current director of MTECH



Casey Willson

Advisor, Experienced entrepreneur and retired Sustainability
Program Manager with MDSBDC

Q&A with the Founder

Q Who are your customers (demographics, geography, etc.)?
:
MF Fire: Our customers come from all over the world, but we are focused on North America and Europe. We have had inquiries from every continent except Antarctica (though they might benefit from a Catalyst). Our customers fit into a few different segments: current or previous wood stove owners; people interested in a connected home, where appliances and devices communicate with owners and can be remotely controlled; and people trying to live a lifestyle based on health and sustainability – sourcing locally, consuming in a sustainable fashion, and doing things that are good for them, their communities and families, and the environment.

Q How did you project a $6B target market? What is the source of your data?
:
MF Fire: There are many ways to size a market. We performed a few different analysis and used data from US and European censuses, EPA surveys and reports, home and hearth industry reports and interviews with experts from industry with firsthand knowledge (home and health retailers, distributors, licensing experts, and competitors). From this we were able to determine the approximate size of the market as it exists today.

Q What are your unit economics?
:
MF Fire: Unit economics for an early stage company are constantly changing, and tend to improve over time as economies of scale are achieved and product designs are refined. We have seen a 33% reduction in manufacturing cost in the last 6 months with design improvements as well as better contracts and sourcing. Looking forward, we will continue to work with key manufacturing partners to identify ways to further reduce costs, driving down costs and increasing revenue.

Q How will you pursue "aggressive marketing"?
:
MF Fire: Our primary sales and marketing model is based around the internet, a sales and marketing channel not strongly utilized by existing competitors. We analyzed search traffic related to wood stoves worldwide and within specific regions. From this we have crafted a marketing plan that focuses on SEO (Search Engine Optimization) and SEM (Search Engine Marketing). SEO efforts will help our website be found near the top of search results for the most important searches related to our target markets. SEM uses digital advertising to further ensure people will see us on early search results. An analysis of ad pricing shows we can do sufficient ad placement related to targeted web searches at a reasonable cost point due to weak demand for these search related ads within this market. As a web centric business model, most of our marketing budget will be allocated for executing SEO and SEM functions.

Q What are anticipated additional products and channels?
:
MF Fire: We anticipate delivering multiple versions of our core product, all based on the same underlying technology, to satisfy individual customer needs for capacity and aesthetics. We also plan to deliver products in an adjacent space, fireplace inserts, with a similar range of product models. In addition to web sales, we are looking at traditional 2-tier distribution through retail stores to extend our reach to additional customers who have different buying behavior.

Q How did you get $1.1M in purchase requests and what is the delivery timeline?
:
MF Fire: We have had more than 218 people ask to reserve a stove at a retail cost of $4995 (218*$4995 = $1,088,910). To date, we have done no advertising. All traffic has resulted from media mentions. There is not a definite timeline for delivery. We are in the process of delivering test units to the EPA for certification. Following certification, we will immediately begin delivering units.

Q What do you mean by "Smart Tech"?
:
MF Fire: Catalyst uses a smart controller - a microprocessor connected to many sensors - to continuously monitor and optimize combustion. Our algorithms respond to variability in fuel and user loading to control the burn with a precision previously impossible. When this smart controller is joined with the MF Fire App, the user is given an unprecedented level of control. A Catalyst user can speed start up, or slow burning to a crawl. The app provides insight into the precise conditions inside the stove, estimating time left in the burn, emissions, efficiency, and even environmental impact. Of course, if the user prefers, they can also just set the room temperature and let our smart controller handle the rest.

Q What is the production cycle?
:
MF Fire: All components are batch ordered with lead times that vary from between 2-4 weeks. The steel components are welded together at Bikle Manufacturing and can be done in less than a day. Units are then sent for next day powder coating, and return to the assembly space for final assembly, quality assurance, and final packaging for shipping. Because key components are stocked in anticipation of product demand, the time from order receipt to shipping is less than a week.

QDescribe details of your contract with Bikle Manufacturing. Are there any minimum or maximum order limits / restrictions?
:
MF Fire: Bikle Manufacturing is an established manufacturer from Smithsburg, MD who has worked with organizations like NASA, Northrop Grumman, and Lockheed Martin and was recently named the Maryland Family Owned Business of the Year. They have been contracted to fabricate the steel body of the unit. There are no minimum or maximum order restrictions.

Q Do you have patents / IP?
:

MF Fire: The unique features of the Catalyst design are currently patent pending. The intellectual property is owned by the University of Maryland with long term exclusive licensing to MF Fire.

Q **What is the difference between the beta and production units?**
:
MF Fire: The production units are very similar to beta test units. Improvements have been made to reduce product costs, boost stove efficiency, and to improve control algorithms.

Q **What is the installation process?**
:
MF Fire: Catalyst will be installed in the same way as a standard wood stove. Catalyst uses standard industry connections and does not require any non-standard know-how. MF Fire encourages customers to use a licensed wood stove installer to transport and install the unit. Installation costs vary depending with home setup.

Q **What are your key manufacturing partnerships?**
:
MF Fire: We currently have partnerships developed all the way along our production cycle. This includes all physical components (Bikle Manufacturing for steel assembly and RMG Stone Products for soapstone), electronic components (Mitul Patel Consulting and Tjernlund), application development (Rapid Prototyping Lab), and shipping.

Q **When will you reach profitability?**
:
MF Fire: There is no definitive answer on when we will reach profitability. However, every stove sold will be at substantial margins and profitable. As the stove and fireplace insert business is seasonal, operating expenses due to fixed costs, investments in new capabilities and products costs made during certain off season months may be higher than revenue.

Q **How did you put together your demand gen assumptions?**
:
MF Fire: Demand gen assumptions are based on search traffic of wood stove related terms. There are approximately 30,000 average monthly searches for premium wood stove key words. Using industry conversion rate ranges for SEM and assumptions about sales conversion rates, we derived projected leads. While based on industry accepted demand generation analysis techniques, there is no guarantee that our realized demand generation will match our estimates. Actual demand generation leads may be higher or lower.

Q **What are uses of proceeds?**
:
MF Fire: Proceeds from this offering will be used to advance the business. Specific uses of funds include salaries for existing employees, hiring new employees, further product development,

sales and marketing, customer service, manufacturing and general corporate expenses, such as legal and accounting services, rent, utilities, computer assets, and other recurring business

expenses. Show fewer answers from the founder

Term Sheet

Fundraising Description

Round description	Seed
Round size	US $1,000,000
Minimum investment	US $500
Target Minimum Raise Amount	US $250,000
Maximum Raise Amount	US $1,000,000

Key Terms

Security Type	Convertible Note

Use of Proceeds

	If Minimum Amount Is Raised	If Maximum Amount Is Raised


MF FIRE
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- Highlights
- Overview
- Product & Service
- Gallery
- MediaMentions
- Team Story
- Q&Awith Founder
- Term Sheet
- Prior Rounds
- FinancialDiscussion
- Market Landscape
- Risks &Disclosures
- Investor Pitch Deck
- Form C
- Data Room

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Product Developme…
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G&A Expenses
Partial Salaries

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Sales & Marketing
G&A Expenses

Prior Rounds

$7,000,000

Pre-Seed (Convertible) | Current Seed (Convertible)

Pre-Seed

Round size	US $100,000
Close date	Jan 17, 2016
Security Type	Convertible Note

Financial Discussion

Our financial statements cover the year ending December 31, 2015 and the period from April 23, 2014, the inception of the company, to December 31, 2014. These statements have been reviewed by Craig Denlinger, CPA with Artesian CPA, LLC.

These financial statements are available in the data room.

Our financial condition. MF Fire, Benefit LLC has been in operations as a company starting on April 23, 2014. Since inception, we have not generated revenue from the sales of our core product, the Catalyst. As such, we are still a development stage company and are dependent on additional financing, including this offering, to have the funds necessary fulfill reservations and accelerate sales and marketing. We believe we currently have sufficient funds to complete certification with the EPA. Following certification, we believe that we will be able to begin sales of our product.

Our results of operations. We have not yet recognized revenues. Since inception of the company, our expenses are the result of formation of the company, development of agreements with technology and materials suppliers, and development of our core product, the Catalyst. Our net loss for the year ending December 31, 2015 was $36,772. We had a net gain for the period ending December 31, 2014 of $2,250. This gain was due to the fact that research and development expensed in 2014 were borne by the University of Maryland and we received revenue from competition wins.

In 2015, we spent $108,588 on research and development of the Catalyst. During this time, we forwent salaries and attempted to keep general and administrative expenses as low as possible to ensure the majority of our resources went into development of the Catalyst.

As of December 31, 2015, we had incurred a balance of $24,782 for current accounts payable. These accounts were paid off in full within two months of the year end.

Our liquidity and capital resources. As of December 31, 2015 our cash on hand was $10,170. Our initial financing has come in the form of grant awards from the Maryland Innovation Initiative Program (“MIIP”) and a convertible note from the Maryland Technology Development Corporation (“TEDCO”).

The initial grant used towards the research and development of the Catalyst is not reflected in the financial statements of the company. That $100,000 grant from MIIP was provided directly to the University of Maryland to support the work of Taylor Myers and Ryan Fisher, our two co-founders, while at the University of Maryland under the supervision of Dr. Stanislav Stoliarov.

A second $100,000 grant from MIIP was issued directly to the company in June 2016. This grant is structured as a reimbursable grant and obligates the company to repay MIIP at a rate of 3% of its quarterly revenues from the sale of the Catalyst for a period of 10 years, or up to total payments of $200,000. All of the funds received from the two MIIP grants were used towards development of the Catalyst stove.

In January 2016, the company accepted an investment of $100,000 from the TEDCO in exchange for a convertible note bearing an investment rate of 8 percent with a 5 year term. The terms of the note agreement allow us to apply for a follow-on investment of $125,000 from TEDCO.

Under the terms of our technology license agreement with the University of Maryland, we owe an annual license fee that it’s the greater of $2,000 or 4% of the net sales of the company. The first payment under this agreement will be due on February 1, 2017.

We have also granted a profit interest to our newly hired CEO, Paul LaPorte. The profit interest provides Mr. LaPorte with a 15% profit interest in the Company for services performed. This interest vests according to the following terms: a) 0.5% profits interest vested immediately; b) 2.5% profit interest vests on June 11, 2016; c) 7.5% profit interest vests ratably over 36 months commencing July 11, 2016 and ending June 11, 2019; and d) 4.5% profit interest vests as a rate of 1/900,000 for each $1.00 of capital raised through equity or debt financing transactions excluding the TEDCO funding.

With the proceeds from this Offering, and a concurrent offering to accredited investors under Rule 506(c), we will receive sufficient capital to complete the certification process with the EPA and begin manufacturing and delivery of product. We anticipate that our operating expenses will increase following this Offering as we intend to begin compensating the executive officers of the company and hiring addition staff to meet the anticipated demand for the Catalyst and provide support for those customers.

Our indebtedness. We have not incurred any indebtedness. The company does have obligations with respect to the $100,000 reimbursable grant from MIIP.

Our recent trends. Since we began measuring the cost to produce the Catalyst in November 2015, the anticipated cost of a final product has declined by 33%. This is due to continuous design refinement with the help of our manufacturing partners and materials sourcing.

Our current pipeline of reservations is $1,266,000. This reflects the dollar amount of interest expressed by potential customers who asked to be on a reservation wait list and does not constitute a binding commitment on the part of the potential customers. This figure has grown by 972% over the past six months.

We continue to receive favorable media attention that has resulted in increased reservations. Each media story for the company averages about 64 reservations, or the potential for approximately $384,000 in sales.

Our recent offerings of securities. We have made the following issuances of securities within the last three years:

- In January 2016, we accepted an investment of $100,000 in exchange for a convertible note with a maturity date 5 years after its issuance. The note was sold in reliance on Section 4(a)(2) of the Securities Act. The proceeds of the have been put towards the operating expenses of the company, included research and development, marketing, and legal costs of this Offering.

- Concurrently with this Offering, we will be issuing convertible notes at substantially the same terms as the notes in this Offering to accredited investors under Rule 506(c) under the Securities Act. Key differences is that major investors, those investors that invest $50,000 or more, will be given certain information rights and will have a participation right in future offerings of convertible notes prior to conversion of the notes into stock of the Company.

Our valuation. We have not undertaken any efforts to produce a valuation of the company. The interest rate on the convertible note, as well as the valuation cap in the note, merely reflect the opinion of the Voting Members of MF Fire as to what a fair value would be.

Our use of proceeds. We are seeking to raise $1,000,000 in this offering through Regulation Crowdfunding with a target raise of $250,000. The proceeds of this offering, along with the proceeds raised from accredited investors in a concurrent offering under Rule 506(c), will be used to cover the operating expenses of MF Fire.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and Voting Members based on the business needs of the company. The following uses of proceeds are based on the company's current spending forecast and include:

Target raise of $250,000:

- 50% to CTO partial salary;
- 25% for product development and EPA testing;
- 15% for marketing and sales;
- 10% for general and administrative expenses.

Raise of $1,000,000:

- 31% to compensation for our CEO, CTO, and COO at a base annual salary of $150,000 starting in August, 2016 along with hiring of additional engineering personnel starting in October 2016, additional marketing personnel in November 2016, and hiring of a lead customer service representative in January 2017; 20% for product development, including additional models, and EPA testing;
- 29% for marketing and sales;
- 20% for general and administrative expenses.

Market Landscape

The current total addressable market is $6B/year for wood stoves and fireplace inserts, concentrated in the U.S., Canada, and Europe. We are initially targeting the North American premium stove segment, where we expect a dominant market share within 4 years. We will aggressively grow in Europe, move into the mid-market, and extend the product line to fireplace inserts and other combustion products.

We currently have a backlog of purchase requests totaling $1.1M and a pipeline of $3M. We can begin selling product once EPA certification is complete, anticipated in the summer of 2016. Interest is growing 53% month over month for the past 6 months.

We use a web-based marketing and sales model, with digital and content marketing aligned to the premium buyer. We partner with influencers including designers, architects and celebrities. We ship direct to the buyer, with last mile delivery and installation done by chimney sweeps. We also expect to enter traditional retail distribution to better reach all buyers. We will leverage home and hearth distributors to establish a retail presence and to assist with channel management and logistics.

The wood stove and fireplace market is large, growing and highly fragmented. In the U.S., the largest competitor is Hearth and Home Industries with half market share. It reached a leadership position through an aggressive acquisition strategy of multiple smaller brands. Other key competitors include Travis Industries and Jotul, the leading brand from Norway. The remaining 42% of the market is fragmented, with no other brand with significant market share. The same large competitors also have strong presence in Canada and Europe, our other target markets.

Our market opportunity arises from our ability to deliver uniquely low emissions. Our combination of applied combustion science and computer controlled burning algorithms delivers a clean, highly efficient burn which we believe will be attractive to customers. Our solution approach enables many other features and capabilities that would be difficult to replicate with traditional designs.

We price our products to align with existing buyer expectations within our initial market - premium wood stoves. The allows us to sell to interested buyers without changing buyer behavior, but leverage unique performance and user experience differentiators.

Risks and Disclosures

This is a brand-new company. While we formed in 2014, we have not yet delivered our product to market or been able to recognize revenues. If you are investing in this company, it's because you think this is a good idea, that we can deliver on the technology that goes into the Catalyst, that we can price it right and sell it to enough people that the company will succeed. You are taking all these things on faith, because it's impossible to know what will happen.

We have a small management team. Right now, the success of the company depends on the efforts of Paul LaPorte, Taylor Myers, and Ryan Fisher. If one of us were to leave the company, for any reason, that will negatively impact our ability to continue as a company. Until we achieve a sustainable financial position, we will not be able to hire additional employees that will allow the company to continue if one of us leaves.

We will need more people to join our company. We will need additional engineers, and people with the skills necessary to ensure we create and sell a premium product. The people we bring on should come with specialized skills that will bring value to the company. There are no guarantees that we will be able to find the right people for the job.

The company is going to need more money. We might not sell enough securities in this offering to meet our operating needs and fulfill our plans, in which case we will cease operating and you will get nothing. Even if we raise everything we are looking for, we will probably need to raise more funds in the future, and if we can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Does anyone want our product and will they pay enough for it? We will only succeed (and you will only make money) if there is sufficient demand for the Catalyst. Consumers must think it is a better option than competitor products and priced at a level that allows the company to make a profit and still attract business.

We have not yet received EPA certification and Underwriters Laboratories certification. In order to sell the Catalyst, we are required to obtain certification from the Environmental Protection
Agency and safety certification from Underwriters Laboratories. We have begun the process to obtain those certificates but have not yet received them and do not expect to receive them until June 2016 at the earliest.

We rely on third parties for the input materials to create our stoves. We contract with third-parties to receive our input materials, like steel, soapstone, and fans. If these third-parties face manufacturing constraints, that could impact our ability to make and deliver our stoves. There are multiple sources for all these major raw materials, and we could change suppliers, but doing so may negatively impact our financial results.

We may face unexpected complications with this technology. The Catalyst is based on brand new technology developed by our founders at the University of Maryland. As with any brand new technology, it is possible that we will encounter issues that we did not expect and did not plan for. These issues may require us to redesign features of the stove or the entire product and may jeopardize our ability to make a profit.

Competitors may enter the market with similar products. There are already companies actively selling wood stoves to consumers in our target markets. While these competitors will not be able to sell products that feature our technology, they may be able to sell products that achieve similar benefits to consumers at a lower price.

The University of Maryland owns the intellectual property for our product. The technology for the Catalyst was developed by our founders at the University of Maryland, and as such, the intellectual property rights to the patent are with the University of Maryland. We currently have an exclusive license agreement with the University of Maryland, but rely on the continued effectiveness of this agreement to create our product.

Previous investors have greater rights than are being offered here. As part of the license agreement with the University of Maryland, the University was provided with preferential treatment. That treatment includes a veto on any amendment to the company's constitutional documents that could be deemed to adversely alter or change the University's rights.

Any valuation at this stage is pure speculation. We are not saying the company is worth a specific amount. We can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

We will be required to reorganize the company as a Delaware corporation to convert the notes in this Offering. We are currently organized as a Benefit LLC in Maryland. Maryland is our home jurisdiction and the Benefit LLC gives us flexibility to serve environmental motives as well as profit motives. However, the convertible notes in this Offering work best for Delaware corporations, and we will reorganize as a Delaware corporation prior to the conversion of the notes, whether it is due to a subsequent equity financing, acquisition or the company, or maturity of the notes.

We are selling convertible notes. The KISS notes will convert into equity securities in the event the company: 1) sells Preferred Stock to outside investors where we raise at least $1,000,000; 2) we sell all the company's assets, merge with another company, or are taken over by another company; or 3) upon the maturity of the notes. This means that investors will have to wait until a conversion event occurs to know what size stake they have in the company, or what its value might be as assessed by outside investors. Any outside investors might value the company at an amount well below the $7 million valuation cap in the KISS note, so you should not view the valuation cap as being an indication of the company's value.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



DOWNLOAD

MF Fire's MF Fire Form C

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download MF Fire's MF Fire Form C here.

Data Room

NAME	LAST MODIFIED	TYPE
> 📁 Pitch Deck and Overview (2 files)	Mar 29, 2016	Folder
> 📁 Product or Service (16 files)	Mar 29, 2016	Folder
> 📁 Financials (3 files)	May 16, 2016	Folder
> 📁 Investor Agreements (1 file)	May 16, 2016	Folder
> 📁 Due Diligence (2 files)	May 16, 2016	Folder

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Frequently Asked Questions

About Reg CF Offerings

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options, limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive shares, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

What is a Form C?

The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (a copy of which may be found below) before making any investment decision.

Making an Investment in MF Fire

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by MF Fire. Once MF Fire accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to MF Fire in exchange for your shares. At that point, you will be a proud owner in MF Fire.

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A *convertible note* is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to a startup with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types check out "How to Choose a Startup Investment" in our academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, MF Fire has set a minimum investment amount of US $500.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

How can I (or the company) cancel my investment?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your shares have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date your made your investment.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own shares after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship. In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about their business.

Can I get rid of my securities after buying them?

Securities purchased through a Reg CF offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the company who sold the securities

2. To an accredited investor

3. As part of an offering registered with the SEC (think IPO)

4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

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